Exhibit 1

SCHEDULE A

TRANSACTIONS

Reporting Person	Date	Nature	Shares of Common Stock	Price
Icahn Partners Master Fund LP	8/16/2026	Contribution of Shares of Common Stock by Icahn Partners Master Fund LP to Icahn Partners LP	(10,167,730)	--
Icahn Partners LP	8/16/2026	Receipt of Shares of Common Stock from Icahn Partners Master Fund LP	10,167,730	--
Icahn Partners LP	8/17/2026	Sale of Shares of Common Stock in the Open Market	(1,014,130)	$5.28
Icahn Partners LP	8/18/2026	Sale of Shares of Common Stock in the Open Market	(2,073,606)	$5.07
Icahn Partners LP	8/19/2026	Sale of Shares of Common Stock in the Open Market	(2,421,326)	$4.96
Icahn Partners LP	8/20/2026	Sale of Shares of Common Stock in the Open Market	(2,620,771)	$4.73